                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           OCEANFIRST FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    675234108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       John R. Garbarino, 975 Hooper Avenue, Toms River, New Jersey 08754
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 675234108
          ---------


--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John R. Garbarino
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                (a) /_/
                (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF;OO
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
             /_/
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
          NUMBER OF                     357,748
 SHARES BENEFICIALLY OWNED BY           (not including 526,968 shares subject to
             EACH                        options)
          REPORTING               ----------------------------------------------
            PERSON                8     SHARED VOTING POWER
             WITH                        23,733
                                  ----------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        311,515 (not including 526,968 shares
                                        subject to options and 46,058 shares of
                                        unvested restricted stock)
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        65,308
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          908,449 (including 526,968 shares subject to options)
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                 /_/
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          6.9% of 13,183,690 shares of common stock outstanding as of March 6, 2006 (includes 526,968 options exercisable within 60 days)
          which vest
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer
                  Common Stock, par value $0.01 per share
                  OceanFirst Financial Corp.
                  975 Hooper Avenue
                  Toms River, New Jersey 08754

Item 2.           Identity and Background

                  (a)      The name of the reporting person is John R.
                           Garbarino.

                  (b) Mr. Garbarino's business address is 975 Hooper Avenue, Toms River, New Jersey 08754.

                  (c) Mr. Garbarino is Chairman, President and Chief Executive Officer of OceanFirst Financial Corp. and OceanFirst Bank located at 975 Hooper Avenue, Toms River, New Jersey 08754.

                  (d) Mr. Garbarino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Mr. Garbarino has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Garbarino is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

         A total of 4,250 shares were acquired and held by Mr. Garbarino's spouse and an additional 2,000 shares were acquired and held in trust for Mr. Garbarino's children at an aggregate cost of $125,000 on July 2, 1996. All funds used to purchased those shares were personal funds of Mr. and Mrs. Garbarino. Since July 1996, additional shares have been gifted to Mr. Garbarino's spouse and children. All the above share amounts have subsequently been adjusted to reflect Company stock splits that occurred on May 15, 1998 and on May 17, 2002.

         A total of 83,881 shares were awarded to Mr. Garbarino under the OceanFirst Financial Corp. 1997 Incentive Plan in February 1997. The shares awarded vested in five equal installments beginning in February 1998. These shares were acquired by Mr. Garbarino without payment. The total shares awarded to Mr. Garbarino were adjusted on May 15, 1998 and on May 17, 2002 due to Company stock splits. A total of 1,715 and 4,658 shares were awarded to Mr. Garbarino pursuant to a supplemental stock bonus plan in fiscal 2005 and 2006, respectively.

         Stock options for a total of 911,178 shares were granted to Mr. Garbarino under the OceanFirst Financial Corp. 1997 Incentive Plan and the OceanFirst Financial Corp. 2000 Stock Option Plan from 1997 through 2005. For options granted prior to May 17, 2002, the amount of options that may be exercised by Mr. Garbarino and the exercise prices were subsequently adjusted due to Company stock splits on May 15, 1998 and May 17, 2002. Currently, the exercise prices for the options awarded to Mr. Garbarino range from $9.61 to

$23.44. Mr. Garbarino has exercised a total of 384,210 options with an exercise price of $9.61. Mr. Garbarino currently has 219,732 options that are currently exercisable with an exercise price of $9.61; 120,000 options currently exercisable with an exercise price of $17.88; 90,000 options that are currently exercisable with an exercise price of $23.44; 90,000 options that are currently exercisable with an exercise price of $22.53; 3,430 options that are currently exercisable with an exercise price of $23.07; and 3,806 options that are currently exercisable with an exercise price of $20.80.

         41,575 shares (share amount reflects Company stock splits) were acquired by Mr. Garbarino as a result of being allocated such shares under the OceanFirst Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Garbarino without payment. Mr. Garbarino acquired 10,000 shares at an aggregate cost of $200,000 on July 2, 1996 with funds held in the Company's 401(k) Plan (which amount was subsequently adjusted to total 30,000 shares due to Company stock splits on May 15, 1998 and May 17, 2002) and has accumulated an additional 29,056 shares (share amount reflects Company stock splits) since July 2, 1996 through the Company's 401(k) Plan.

Item 4.  Purpose of Transaction

         The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Garbarino may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as Chairman, President and Chief Executive Officer of the Company, Mr. Garbarino does not have any present plans or proposals that relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)       any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer

         (a) Mr. Garbarino beneficially owns 908,449 shares, representing 6.9% of the 13,183,690 outstanding shares of the Company's common stock as of March 6, 2006 (includes 526,968 options exercisable within 60 days).

             In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 526,968 shares that Mr. Garbarino may within 60 days acquire pursuant to exercisable options.

         (b) Mr. Garbarino has sole voting power over 357,748 shares, which does not include 526,968 shares that may be acquired upon the exercise of stock options.

             Mr. Garbarino has shared voting power over 23,733 shares, which includes 14,445 shares held by Mr. Garbarino's spouse and 9,288 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

             Mr. Garbarino has sole dispositive power over 311,515 shares, which does not include 526,968 shares that may be acquired upon the exercise of stock options and 46,058 shares of unvested restricted stock.

         Mr. Garbarino has shared dispositive power over 65,308 shares, which includes 41,575 shares held in the OceanFirst Bank Employee Stock Ownership Plan, 14,445 shares held by Mr. Garbarino's spouse and 9,288 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

             The name of Mr. Garbarino's spouse is Penelope A. Garbarino.

         Mrs. Garbarino's address is 632 Oceanview Road, Brielle, New Jersey 08730.

         Mrs. Garbarino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Mrs. Garbarino has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Garbarino is a United States citizen.

         (c) Transactions effected by Mr. Garbarino over the last 60 days:

         N/A

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between Mr. Garbarino and any person with respect to any securities of the Company's common stock.

Item 7.  Material to be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


May 11, 2006
------------
Date


/s/ John R. Garbarino
-----------------------------------
Signature


John R. Garbarino, OceanFirst Financial Corp.,
---------------------------------------------
President and Chief Executive Officer
-------------------------------------
Name/Title